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AH 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46802

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 1 2002 WASH, D.C. 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTMENT DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 HIGHWAY 280 SOUTH
(No. and Street)

BIRMINGHAM	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS R. BARRETT (205) 803-6705
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1600, Birmingham, AL 35203
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

OATH OR AFFIRMATION

I, Thomas R. Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT DISTRIBUTORS, INC., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Thomas R. Barrett
Signature

Financial Operations Principal
Title

Cathy Dozg
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Distributors, Inc.

Financial Statements and Supplementary Information

For the Years Ended December 31, 2001 and 2000

Investment Distributors, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors of Investment Distributors, Inc.

In our opinion, the accompanying statements of financial condition and related statements of income, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Investment Distributors, Inc. (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 8, 2002

Investment Distributors, Inc.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 753,709	$ 762,509
Commissions receivable	828,021	1,030,892
Other receivable	105,819	187,510
	$ 1,687,549	$ 1,980,911
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions payable	$ 828,021	$ 1,030,892
Due to affiliates	109,528	200,019
	937,549	1,230,911
Stockholder's equity:		
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	749,000	749,000
	750,000	750,000
	$ 1,687,549	$ 1,980,911

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions	$ 42,101,232	$ 34,516,018
Interest income and other	21,920	40,048
Management fee	32,004	-
	42,155,156	34,556,066
Expenses:		
Commissions	42,101,232	34,516,018
Management fee	-	1,913
Other operating expenses	53,924	38,135
	42,155,156	34,556,066
Net income	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Total Stockholder's Equity
Balance, December 31, 1999	$ 1,000	$ 749,000	$ 750,000
Balance, December 31, 2000	$ 1,000	$ 749,000	$ 750,000
Balance, December 31, 2001	$ 1,000	$ 749,000	$ 750,000

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Change in assets and liabilities:		
Commissions receivable	202,871	76,430
Other receivables	81,691	(45,579)
Commissions payable	(202,871)	(76,430)
Due to parent company	(90,491)	56,820
Net cash (used in) provided by operating activities	(8,800)	11,241
Net (decrease) increase in cash	(8,800)	11,241
Cash, beginning of year	762,509	751,268
Cash, end of year	$ 753,709	$ 762,509

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is wholly owned by Protective Life Corporation ("PLC") and serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a subsidiary of PLC) ("PLICO") and Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC"). These products include variable annuities and modified guaranteed annuities issued by PLICO and PLAIC, along with variable universal life products issued by PLICO.

2. Significant Accounting Policies

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions - Commission revenue and expense is recognized when the underlying contracts have been issued.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The results of operations of the Company are included in the consolidated federal income tax returns of PLC. The Company utilizes the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes.*

Concentration of Credit Risk - The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions, and determined the risk of material financial loss due to exposure from credit risk to be minimal.

3. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLC coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

Under an agreement with PLC, the Company records intercompany management fee revenue or expense to offset any income or expenses (other than those related to commissions).

Commission revenue of approximately $42.1 million and $34.5 million was recognized from the affiliated life insurance companies during the years ended December 31, 2001 and 2000, respectively. Included in these amounts are commissions of approximately $4.9 million and $6.2 million which

were paid to PLC's wholly owned broker-dealer, ProEquities, Inc., during each of the respective years.

4. Income Taxes

Under a tax allocation agreement, PLC allocates current and deferred taxes to each member as if it were a separate taxpayer. There are no temporary differences at the respective balance sheet dates and, therefore, no resulting deferred tax assets or liabilities.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had computed net capital of $637,394 which was $574,891 in excess of its required net capital of $62,503. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.47 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

6. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2001 and 2000.

Supplementary Information

Schedule I

Investment Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 750,000
Deductions and/or charges:	
Non-allowable receivables	(105,819)
Haircut on money market account	(6,787)
Net capital	$ 637,394
AGGREGATE INDEBTEDNESS	
Items included in balance sheet:	
Commissions payable	828,021
Due to affiliates	$ 109,528
Total aggregate indebtedness	$ 937,549
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 62,503
Excess net capital	$ 574,891
Ratio: Aggregate indebtedness to net capital	1.47 to 1

There were no material differences between this computation of net capital and the corresponding computation prepared by Investment Distributors, Inc. and included in its unaudited Part II Focus Report filing as of the same date.

Investment Distributors, Inc.

Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3
As of December 31, 2001

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED
The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(1) of the rule, as customer transactions are limited to those involving interests in insurance company separate accounts.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants
on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Management
Investment Distributors, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Investment Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002